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May 6, 2025	Andrew Wilkins T +1 617 235 4144 Andrew.Wilkins@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Raymond Be

Re:	Sterling Capital Funds Registration Statement on Form N-1A (File Numbers: 33-49098 and 811-06719)

Dear Mr. Be:

I am writing on behalf of Sterling Capital Funds (the “Trust”) to respond to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) on the Trust’s Post-Effective Amendment (“PEA”) No. 157 (the “485(a) Amendment”) to the above-referenced Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), filed with the Commission on March 5, 2025, pursuant to Rule 485(a) under the Securities Act. The 485(a) Amendment was filed solely for the purpose of registering for public offer and sale under the 1933 Act Class R6 Shares of the Sterling Capital Mid Cap Relative Value Fund (the “Fund”).

On May 1, 2025, the Staff provided comments regarding the 485(a) Amendment by telephone to Andrew Wilkins of Ropes & Gray LLP, counsel to the Trust. Summaries of the comments and the Trust’s responses are set forth below. To the extent applicable, the responses below were reflected in PEA No. 158 (the “485(b) Amendment”) to the Trust’s Registration Statement under the Securities Act, which was filed with the Commission on EDGAR on May 2, 2025 with an effective date of May 5, 2025, pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Comments on the Fund’s Prospectus

1.	Comment. Please extend the duration of the Class R6 contractual expense waiver described in footnote 3 of the fee table for a full year from the date of the prospectus.

Response. The Trust notes that Instruction 3(e) to Item 3 of Form N-1A indicates that a Fund must reflect any contractual expense waivers in the Fund’s fee table for no less than one year from the date of the Fund’s registration statement. The Trust notes for the Staff that the Fund has an existing registration statement relating to the Fund and its Class A, Class C, and Institutional shares dated February 1, 2025 and effective through January 31, 2026, which incorporates the Fund’s financial statements for the fiscal year ended September 30, 2024 into the Fund’s registration statement and its fee tables. The Fund’s Class R6 share class fee table and waiver currently in effect through January 31, 2026 is intended to align with this effective period and financial disclosures contained in this registration statement for the Fund. Further, the Trust notes that the Fund’s Class R6 waiver period is intended to align with the Class R6 waivers for other series of the Trust offering Class R6 shares, which also run through January 31, 2026. For these reasons, the Trust respectfully declines to make the requested change as it believes the Class R6 waiver in effect through January 31, 2026 is consistent with disclosures in the Fund’s registration statement and the requirements of Form N-1A.

2.	Comment. Please delete reference to “Additional Investment Strategies and Risks” in the header in the summary section on page 8 of the prospectus.

Response. The requested change has been made.

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Please feel free to contact me at (617) 235-4144 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Andrew Wilkins

Andrew Wilkins

cc:	Jim Gillespie, President of the Trust
Todd M. Miller, Treasurer and Secretary of the Trust
Michelle A. Whalen, Vice President of the Trust
Thomas R. Hiller, Ropes & Gray LLP

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